SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  ------------

                    Under the Securities Exchange Act of 1934
                               (Amendment No.--)*

                             Montagu Resources Corp.
                              --------------------
                                (Name of Issuer)

                        Common Stock, par value $0.00001
                        --------------------------------
                         (Title of Class of Securities)

                                   611778 10 1
                                    ---------
                                 (CUSIP Number)

                            Michael T. Shannon, Esq.
                     Devlin Jensen, Barristers & Solicitors
                         555 W. Hastings St., Suite 2550
                        Vancouver, B.C., Canada, V6B 4N5
                                 (604) 684-2550

                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 11, 2007
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 5 Pages

CUSIP NO.: 611778 10 1                  13D                   Page 2 of 5 Pages

--------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Ka Yu
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  |_|
     (See Instructions)                                                (b)  |_|

--------------------------------------------------------------------------------
(3)  SEC USE ONLY


--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS (See Instructions)

     OO (See Item 3)
--------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                   |_|
     PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Canadian
--------------------------------------------------------------------------------

                    (7)  SOLE VOTING POWER

                         50,000,000
Number of           ------------------------------------------------------------
Shares              (8)  SHARED VOTING POWER
Beneficially
Owned by                 0
Each                ------------------------------------------------------------
Reporting           (9)  SOLE DISPOSITIVE POWER
Person With
                         50,000,000
                    ------------------------------------------------------------
                    (10) SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     50,000,000
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)                                      |_|


--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     33.3%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO.: 611778 10 1                  13D                   Page 3 of 5 Pages


Item 1.   SECURITY AND ISSUER

The class of equity securities to which this statement relates is common stock, $0.00001 par value per share (the "Common Stock") of Montagu Resources Corp., a corporation organized under the laws of the State of Nevada (the "Issuer"). The address of the principal executive offices of the Issuer is Room 402, Building C, 555 Hai-Lun Rd., Shanghai, China 200080.


Item 2.   IDENTITY AND BACKGROUND

          (a) - (c)

          Mr. Ka Yu (age 36) of Room 402, Building C, 555 Hai-Lun Rd., Shanghai, China, 200080, is currently the Secretary, Treasurer and Director of Montagu Resources Corp. since June 11, 2007. Mr. Yu has been the President, CEO, Secretary, Treasurer and Director of Sinobiomied Inc. (OTCBB: SOBM) from October 31, 2006 to March 1, 2007 and was the CFO of Sinobiomed Inc. from Oct. 31, 2006 to December 28, 2006. As of March 1, 2007, Mr. Yu is the Secretary, Treasurer and a Director of Sinoboimed Inc. In addition, he is currently the Senior Vice President of CY Oriental Holdings Ltd., which is listed on the TSX Venture Exchange. From 1996 to 2001, Mr. Yu was the Managing Director of Powerlot (Pacific) Ltd., a privately owned company, during which he initiated, organized and supervised the business of such company with over 500 staff members. Powerlot's business consists of garment manufacturing, logistics, telecommunications, and international trade. Mr. Yu graduated from Shanghai Teacher's University in Shanghai in 1991 with a bachelors of Science.


          (d) - (f)

          During the last five years, Mr. Ka Yu has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, Mr. Yu has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction; and therefore, is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Ka Yu is a citizen of China and Canada.


Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Pursuant to a Stock Purchase Agreement dated May 28, 2007, between Ka Yu and Sadru Mohamed, which closed on June 11, 2007, Mr. Yu acquired 50,000,000 shares of common stock of the Issuer in aggregate from Mr. Mohamed for consideration of $20,000.00 constituting approximately 33.3% of the Issuer's outstanding capital stock.


Item 4.   PURPOSE OF TRANSACTION

          Mr. Ka Yu is currently holding the shares for investment purposes. Mr. Yu has no plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO.: 611778 10 1                   13D                   Page 4 of 5 Pages


Item 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) Mr. Ka Yu currently owns 50,000,000 shares of Common Stock of the Issuer which represents approximately 33.3% of the outstanding Common Stock of the Issuer. This percentage is based on 150,275,000 shares of Common Stock issued and outstanding.

          (b) Mr. Ka Yu has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 50,000,000 shares of Common Stock.

          (c) Except as otherwise described herein, and to the knowledge of Mr. Ka Yu, Mr. Yu has not affected any transaction in the Common Stock during the past sixty (60) days.

          (d) Except as otherwise described herein, and to the knowledge of Mr. Ka Yu, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock owned by Mr. Yu.

          (e) It is inapplicable for the purpose herein to state the date of which Mr. Ka Yu ceased to be an owner of more than five percent (5%) of the Common Stock.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

          Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Ka Yu and any other person with respect to the voting or disposition of the shares of Common Stock beneficially owned by Mr. Yu.


Item 7.   MATERIAL TO BE FILED AS EXHIBITS

          Not Applicable as there are no exhibits to be filed with this Schedule 13D.

CUSIP NO.: 611778 10 1                   13D                   Page 5 of 5 Pages


                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 22, 2007
                                              /s/ Ka Yu
                                          -----------------
                                                Ka Yu